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                       BIOVAIL CORPORATION INTERNATIONAL

              PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                       SOLICITED  ON BEHALF OF MANAGEMENT


     The undersigned shareholder of Biovail Corporation International hereby appoints Eugene Melnyk, Chairman of the Board of Directors, or failing him, Bob Podruzny, President and Chief Operating Officer, or failing him, Kenneth C. Cancellara, Senior Vice President and General Counsel, or failing him, _____________________ as nominee of the undersigned with full power of substitution to attend and act for and on behalf of the undersigned at THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD ON JULY 22, 1999 AT 10:00 A.M. (TORONTO TIME) AT THE ROYAL YORK HOTEL, TERRITORIES ROOM, 100 FRONT STREET WEST, TORONTO, ONTARIO, CANADA AND AT ANY ADJOURNMENT(S) THEREOF and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicted on the reverse side of this proxy.

                                        This proxy will be voted and where a
                                        choice is specified, will be voted
                                        as directed.  WHERE NO CHOICE IS
                                        SPECIFIED, THIS PROXY WILL CONFER
                                        DISCRETIONARY AUTHORITY AND WILL BE
                                        VOTED IN FAVOUR OF THE MATTERS
                                        REFERRED TO ON THE REVERSE SIDE
                                        HEREOF.

                                        THIS PROXY ALSO CONFERS
                                        DISCRETIONARY AUTHORITY TO VOTE IN
                                        RESPECT OF ANY OTHER MATTER WHICH
                                        MAY PROPERLY COME BEFORE THE MEETING
                                        AND IN SUCH MANNER AS SUCH NOMINEE
                                        IN HIS JUDGMENT MAY DETERMINE.

                                        A SHAREHOLDER HAS THE RIGHT TO
                                        APPOINT A PERSON TO ATTEND AND ACT
                                        FOR HIM AND ON HIS BEHALF AT THE
                                        MEETING OTHER THAN THE PERSONS
                                        DESIGNATED IN THIS FORM OF PROXY.
                                        SUCH RIGHT MAY BE EXERCISED BY
                                        FILLING THE NAME OF SUCH PERSON IN
                                        THE BLANK SPACE PROVIDED AND
                                        STRIKING OUT THE NAMES OF
                                        MANAGEMENT'S NOMINEES ABOVE.


                                        DATED this________ day of_______ , 1999.


                                        _______________________________________
                                              Signature of Shareholder

                                        _______________________________________
                                              Name of Shareholder (print)

                                        _______________________________________
                                              Number of Shares

                                                                 (SEE OVER)






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NOTE:

1. A person appointed as nominee to represent a shareholder need not be a shareholder.




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
          [       ] 1. For the election of directors nominated by management as set forth in
VOTE                   the accompanying Management Information Circular.

WITHHOLD  [       ]    A SHAREHOLDER MAY WITHHOLD AUTHORITY TO VOTE FOR A PARTICULAR NOMINEE(S)
VOTE                   BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME(S) OF THE
                       PARTICULAR NOMINEE(S) AND CHECKING THE "VOTE" BOX.

                       The directors to be elected (all for a one year term):  Eugene N.
                       Melnyk, Bruce Brydon, Robert A. Podruzny, Kenneth C. Cancellara, Rolf
                       Reininghaus, Wilfred G. Bristow, Roger Rowan, Robert Vujea.

VOTE      [       ] 2. For the appointment of Ernst & Young LLP, Chartered Accountants, the auditors of the Company.

WITHHOLD  [       ]
VOTE

VOTE      [       ] 3. For the authorization of the directors to fix the remuneration of the auditors.

WITHHOLD  [       ]
VOTE
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